Jingwei International Reports Second Quarter 2007 Financial Results
Data Mining Business Drives Revenue and Net Income Performance
Company Anticipates Net Income Growth of 80% to $6.8 Million in 2007

SHENZHEN, China, August 14, 2007, Businesswire -- Jingwei International Limited (OTC Bulletin Board: JNGW.OB) (“Jingwei”) today announced financial results for the three month and six month period ending June 30, 2007. The Company plans to file its 10QSB today.

Recent Financial Highlights Include:
•	Net income increased 81% to $3.9 million from $2.2 million in the first six months of 2006
•	Revenue in the first six months of 2007 increased 83% to $11.0 million from $6.0 million in the first six months of 2007
•	Second quarter 2007 net income increased 38% to $1.7 million from $1.2 million in the second quarter of 2006
•	Second quarter 2007 revenue of $7.8 million in 2007, up 108% from $3.7 million in the second quarter of 2006, and up 140% from $3.2 million in the first quarter of 2007

Regis Kwong, Chief Executive Officer of Jingwei International, stated “We are very pleased with our strong performance in the first six months of 2007, which reflects momentum in our data mining platform as well as continued growth in our software services business. Our new business of marketing mobile phone products through SMS greatly contributed to our revenue growth as we helped our client sell over 70,000 mobile phones per month. We also began to offer new services with potential incremental revenue opportunity, such as the missed call notification service.”

“Today we are updating investors with the significant progress we have made in our growth strategy, including recent geographic expansion and new clients outside of the traditional telecom sector. We continue to believe that China’s leading businesses will increasingly need our sophisticated marketing platform to reach their consumer audience, and we are positioned to be the leading provider of database and targeted marketing solutions in China,” Kwong added.

Please note that for the purpose of comparison, the financial results for the periods ended June 30, 2007 and 2006 are presented on a pro forma basis as if the Company had acquired its primary Chinese operating company, Jingwei Communications, at the beginning of the respective periods. The Company acquired Jingwei Communication as a variable interest entity in February 2007. Please refer to the attached table for a reconcilation of pro forma net income, which includes approximately $762,000 for the month of January 2007, as well as Jingwei Communcation’s operating results for the entire six month period of 2006.

Three Months Ended June 30, 2007
Revenue for the second quarter increased 108% to $7.8 million from $3.7 million in the second quarter of 2006. On a sequential basis, revenue increased 140% to $7.8 million from $3.2 million in the first quarter of 2007. Revenue results reflect incremental contribution from the Company’s data mining division, which contributed $6.9 million of revenue during the quarter, up substantially from $1.5 million in the second quarter of 2006 and from $2.5 million in the first quarter of 2007. The Company continues to leverage its proprietary database to help customers promote and market new product offerings directly to end users. During the second quarter, Jingwei experienced the largest increase in revenues from contracts to promote and market Kangka brand mobile handsets, missed call notification services in five provinces, as well as subscriber acquisition campaigns for China Mobile and China Unicom in Shanghai, Guangdong, Henan, and Fujian provinces, as well as IPTV and DTV subscription sales in eight provinces.

Gross profit increased 52% to $2.4 million from $1.5 million in the second quarter of 2006. Gross margin of 30.4% compared to 40.5% in the prior year’s period. The decrease in gross margin reflects a temporary product mix shift to lower margin revenue from Kangka mobile handset promotions, which generated a larger proportion of total revenues than previous quarters. More specifically, the Company recognizes the price of the Kangka mobile phone in revenue and the cost of the mobile phone in cost of sales. Jingwei expects that revenue contribution will diversify in the future, as higher margin data mining revenue increases. Please refer to the table below for a breakdown of gross margin performance in the three month period.

For the three months ended June 30, 2007, gross margin related to data mining revenue was approximately 75% (see table, below).

	Data mining	Data mining for Mobile Phone sale	Data mining Total	Software	Total
Revenue ($ million)	1.87	5.10	6.97	0.78	7.75
Cost of Sales ($ million)	0.47	4.63	5.10	0.30	5.40
Gross Profit ($ million)	1.40	0.46	1.87	0.49	2.35
Gross margin	75%	9%	27%	62%	30%

Income from operations was $1.9 million, up 52% from $1.2 million in the second quarter of 2006, despite increased R&D and general and administrative expenses. Operating margin was 23.9% compared to 32.5% in the same period of the prior year. General and administrative expenses increased to $323,222 from $216,089 in the same period of 2006, reflecting new headcount in the data marketing business.

“Our second quarter operating income results include the costs of double the headcount we had this time last year. We believe that our Company is in an aggressive growth period and we are investing in our salesforce now to ensure that we capitalize on data marketing opportunities long into the future,” stated James Mu, Jingwei’s Chief Financial Officer.

Net income increased 38% to $1.7 million, or $0.11 per diluted share in the second quarter of 2007 from $1.2 million, or $0.09 per diluted share in the second quarter of 2006.

Six Months Ended June 30, 2007
For the six months ended June 30, 2007, revenue increased 83% to $11.0 million from $6.0 million in the first six months of 2006. During this same time period, gross profit improved 63% to $4.8 million from $3.0 million. Please refer to the table below for a breakdown of gross margin performance in the six month period.

For the six months ended June 30, 2007, gross margin related to data mining revenue was approximately 79% (see table, below).

	Data mining	Data mining for Mobile Phone sale	Data mining Total	Software	Total
Revenue ($ million)	4.35	5.10	9.45	1.53	10.98
Cost of Sales ($ million)	0.92	4.63	5.55	0.57	6.13
Gross Profit ($ million)	3.44	0.46	3.90	0.95	4.85
Gross margin	79%	9%	41%	62%	44%

Income from operations increased 83% to $4.0 million from $2.2 million in the first half of 2006, and net income improved 81% to $3.9 million, or $0.26 per diluted share, from $2.2 million, or $0.16 per diluted share, in the first six months of 2006.

Balance Sheet
As of June 30, 2007, the Company had $13.3 million of cash, compared to $1.1 million at December 31, 2006 and $690,000 at March 31, 2007. The increase in the cash position reflects the Company’s capital raise of $16.9 million in May 2007. Jingwei had working capital of approximately $22.5 million at June 30, 2007. The Company had no long term debt as of June 30, 2007.

“The second quarter of 2007 was a historical quarter for Jingwei as we completed our reverse merger and raised the initial capital we need to enhance our data mining infrastructure, acquire additional consumer profiles and execute our growth strategy as a publicly traded company. We look forward to building shareholder value over the long run as we capitalize on the many opportunities that lay ahead,“ concluded Kwong.

Business Update
Jingwei anticipates that its business will continue to grow at a rapid pace in the next three to five years, and anticipates that its growth will be driven by the broad adoption of its data mining services outside of the telecom sector, geographic expansion and the introduction of new products and services. The Company has several initiatives in place to drive future growth, specifically:

•
Adoption of data mining outside of the telecom sector: Starting in September 2007, the Company will provide data marketing services for targeted advertising through mobile handsets for the real estate, utility, fashion, financials, retail and other sectors.

•
Geographic expansion: Jingwei opened five new branch offices in China including cities such as Tianjin, Shandong, Jiangsu, Guizhou and another new office in Shenzhen. These new offices allow the Company to better service China Mobile and China Unicom at the provincial level, as well as market new services to new and existing customers.

•
Introduction of new products and services: The Company recently introduced a missed call notification system for fixed-line telecom providers. The system is designed to notify a caller when a line with a busy signal becomes available and should help increase revenues for fixed-line telecom providers as more calls are expected to be connected. Jingwei initially deployed the system on a trial basis to a telecom provider in the Henan province, and during the second quarter expanded this service to additional provinces including Neimeng, Shanxi, Henan, Fujian, Guangdong, Xinjiang, Hunan and Guangxi.

•
Introduction of new products and services: The Company is expanding into the music download space with a recent contract with China Unicom, one of the two mobile operators in China with over 150 million subscribers. The contract is exclusive between China Unicom and Jingwei in select provinces.

•	Other growth initiatives: Jingwei constructed and now operates an on-line shopping portal site for China Unicom, which was launched in July 2007.

•	Other growth initiatives: Jingwei enhanced the consumer database to support an additional 100 million names, bringing its capacity to 300 million consumer accounts.

Guidance
Jingwei International today announced its financial projections for its fiscal year 2007 ending December 31, 2007. Management expects revenue to increase 54% to $20.9 million in 2007, from $13.6 million in 2006. Revenue performance in 2007 should be driven by increased data mining revenue, as well as new customers, geographic expansion, and new product launches. The Company anticipates that net income will increase 80% to $6.8 million from net income of $3.8 million in 2006.

About Jingwei International
Jingwei International (“Jingwei”) is one of the leading providers of data mining and customer relationship marketing services in China. With a customer database of over 200 million Chinese consumers, Jingwei enables leading Chinese companies to reach their target audience. The Company’s services include market segmentation, customer trend and churn analysis, fraud detection and direct marketing services such as telemarketing and WVAS. The Company also operates a software services business, which provides a broad range of billing systems, provisioning solutions, decision support and customer relationship management systems for China’s leading mobile telecommunication carriers. The software services business strengthens sales opportunities for Jingwei’s higher margin data mining platform, and allows the Company to enhance its customer database. Jingwei plans to evolve into an integrated marketing platform with targeted outbound sales campaigns via mobile phone media, and customer service/order fulfillment at call centers throughout the country.

Safe Harbor Statement
Certain of the statements made in the press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology. Such statements typically involve risks and uncertainties and may include financial projections or information regarding our future plans, objectives or performance. Actual results could differ materially from the expectations reflected in such forward-looking statements as a result of a variety of factors, including the risks associated with the effect of changing economic conditions in The People's Republic of China, variations in cash flow, reliance on collaborative retail partners and on new product development, variations in new product development, risks associated with rapid technological change, and the potential of introduced or undetected flaws and defects in products, and other risk factors detailed in reports filed with the Securities and Exchange Commission from time to time.

CONTACT
In the United States:	In Asia:
Ashley Ammon MacFarlane and Bill Zima	Xuyang Zhang
Integrated Corporate Relations, Inc.	Integrated Corporate Relations, Inc.
203-682-8200 (Investor Relations)	86 10 8523 3087 (Investor Relations)

Jingwei International Limited And Subsidiaries
Reconciliation of Proforma Net Income (loss)
For the Three and Six Months Ended June 30, 2007

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Proforma Net Income (loss)	$1,671,933	$1,215,427	$3,894,538	$2,150,576

Effect of Acquisition
Loss (Income) of VIE Prior to Acquisition		(1,216,625)	(761,610)	(2,151,774)

Net Income (loss)	$1,671,933	$(1,198)	$3,132,928	$(1,198)

Jingwei International Limited And Subsidiaries
Consolidated Proforma Statements of Operations
For the Three and Six Months Ended June 30, 2007

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Sales	$7,750,221	$3,730,728	$10,979,977	$6,001,516
Cost of sales	(5,398,273)	(2,184,744)	(6,171,519)	(3,050,813)
Gross profit	2,351,948	1,545,984	4,808,458	2,950,703

Expenses
General and administrative expenses	(323,222)	(216,089)	(599,930)	(564,006)
Research and development costs	(177,889)	(115,983)	(182,915)	(190,906)
Total Expenses	(501,111)	(332,072)	(782,845)	(754,912)

Income (loss) from operation	1,850,837	1,213,912	4,025,613	2,195,790

Other income (expenses)
Other income	38,235	655	161,870	1,638
Subsidy income	23,904	-	90,556	-
Interest income	590	860	1,112	1,426
Finance costs	(4,257)	-	(29,910)	-

Total other income (expenses)	58,472	1,515	223,628	3,065

Profit before taxation	1,909,309	1,215,427	4,249,241	2,198,855

Income taxes	(237,376)	-	(354,703)	(48,279)

Net Income	$1,671,933	$1,215,427	$3,894,538	$2,150,576

Earnings Per Share (Basic)	$0.11	$0.09	$0.27	$0.16

Earnings Per Share (Diluted)	$0.11	$0.09	$0.26	$0.16

Jingwei International Limited And Subsidiaries
Consolidated Statements of Operations
For the Three and Six Months Ended June 30, 2007 And The Period May 15, 2006 (The Inception) Through June 30, 2006

	Three Months Ended June 30, 2007	May 15, 2006 through June 30, 2006	Six Months Ended June 30, 2007	May 15, 2006 through June 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$7,750,221	$-	$10,979,977	$-
Cost of sales	(5,398,273)	-	(6,171,519)	-
Gross profit	2,351,948	-	4,808,458	-

Expenses
General and administrative expenses	(323,222)	(1,198)	(599,930)	(1,198)
Research and development costs	(177,889)	-	(182,915)	-
Total Expenses	(501,111)	(1,198)	(782,845)	(1,198)

Income (loss) from operation	1,850,837	(1,198)	4,025,613	(1,198)

Other income (expenses)
Other income	38,235	-	161,870	-
Subsidy income	23,904	-	90,556	-
Interest income	590	-	1,112	-
Finance costs	(4,257)	-	(29,910)	-
Total other income	58,472	-	223,628	-

Income (loss) before acquisition income and income taxes	1,909,309	(1,198)	4,249,241	(1,198)

Income prior to acquisition	-	-	(761,610)	-

Income (loss) before income taxes	1,909,309	(1,198)	3,487,631	(1,198)

Income taxes	(237,376)	-	(354,703)	-

Net income (loss)	$1,671,933	$(1,198)	$3,132,928	$(1,198)

Earnings Per Share (Basic)	$0.11	$-	$0.22	$-

Earnings Per Share (Diluted)	$0.11	$-	$0.21	$-

Weighted Average Common Shares Outstanding
Basic	15,444,769	11,554,000	14,554,331	11,554,000
Diluted	15,753,621	11,554,000	14,863,183	11,554,000

Jingwei International Limited And Subsidiaries
Consolidated Proforma Balance Sheets

	June 30	December 31
	2007	2006
	(unaudited)	(audited)
ASSETS
Current assets
Cash and equivalents	13,304,657	1,113,029
Inventories	57,259	294,053
Trade receivables	6,849,851	6,724,362
Other receivables, prepayments and deposits	2,038,125	3,023,507
Amount due from a related company	2,210,932	467,000
Total Current Assets	24,460,824	11,621,951

Non-current assets
Property, plant and equipment - Net	2,493,374	156,154

Total Assets	26,954,198	11,778,105

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Trade payables	151,439	1,596,384
Accruals and other payables	1,103,635	1,212,906
Amount due to a related company		2,229,335
Tax payable	612,041	158,824
Loan from a stockholder	86,045	366,856
Total Liabilities	1,953,160	5,564,305

Stockholders' Equity
Common stock, $.001 par value; 75,000,000 shares authorized, 18,508,850 shares and 17,049,000 shares issued and outstanding	17,049	11,554
Additional Paid-in Capital	15,667,977	602,442
Statutory and other reserves	1,071,347	1,071,347
Accumulated other comprehensive income	10,882	189,212
Retained Earning	8,233,783	4,339,245
Total Stockholders' Equity	25,001,038	6,213,800

Total Liabilities and Stockholders' Equity	26,954,198	11,778,105